Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of POET Technologies Inc. on Form F-10 (File Nos. 333-255631, 333-227873 and 333-213422) of our report dated April 26, 2022, with respect to our audits of the consolidated financial statements of POET Technologies Inc. as of December 31, 2021, December 31, 2020 and December 31, 2019 and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 and our report dated April 26, 2022 with respect to our audit of internal control over financial reporting of POET Technologies Inc. as of December 31, 2021, which reports are included in this Annual Report on Form 20-F of POET Technologies Inc. for the year ended December 31, 2021.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum llp

Marcum llp

Hartford, CT

April 26, 2022